VIA EDGAR

March 19, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Red Cat Holdings, Inc. Registration Statement on Form S-3 Filed March 10, 2025 File No. 333-285669

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 18, 2025, in which the undersigned registrant, Red Cat Holdings, Inc., a Nevada corporation (the “Company”), requested acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 5:00 p.m. Eastern Daylight Time on March 20, 2025, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that the Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Red Cat Holdings, Inc.

By:        /s/ Jeffrey M. Thompson

Jeffrey M. Thompson

President and CEO